Filed by Elanco Animal Health Incorporated

pursuant to rule 425 under the Securities Act of 1933, as amended

Subject Company: Eli Lilly and Company

Commission File No.: 001-06351

[EXCERPTS FROM ELANCO ANIMAL HEALTH INCORPORATED’S Q4 2018 WEBCAST ON FEBRUARY 6, 2019]

Comments from Jeffrey N. Simmons, President, Director & Chief Executive Officer:

Operationally, we are ready and we are excited to take on the next phase in our journey to becoming a fully independent company from Lilly. As Lilly stated earlier today, they intend to divest their remaining ownership in Elanco through an exchange offer in the first half of this year which could begin as early as the coming days.

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So, we’ve been prepared as we’ve been very open about the news that’s come out here this morning that they plan to exit with an exchange offer. We’ve been preparing with them, in sync with Lilly and I think this is a vote of their confidence that we’re ready for this separation and we are ready. We’ve been prepared. So we’ve got, of course, in place very solid transitional service agreements with Lilly that will go beyond this exit and we are prepared with our materials and with everything internally to start the process that would happen when this final notification, the tender is offered, we’ll be ready to do that.

And my message to all of the employees is we’re in execution mode and nothing changes for any Elanco employee. It will not cause disruption or any change to our execution. For them, everything stays the same. They execute our strategy, deliver the value that we’re supposed to deliver to customers and you as investors. So, no change. We’re ready and we’ll be ready and we’re working very closely with Lilly. I feel very good about the TSAs and the synergy between the companies.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements about Eli Lilly and Company (“Lilly”) and Elanco Animal Health Incorporated (“Elanco”) that are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are based on current expectations and assumptions regarding Lilly’s and Elanco’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Lilly and Elanco of the exchange offer, the anticipated timing and benefits of the exchange offer, Lilly’s and Elanco’s anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Lilly’s and Elanco’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the

Registration Statement, including the prospectus forming a part thereof, and other exchange offer documents filed by Elanco and Lilly with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Lilly nor Elanco undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It

This document is for informational purposes only and is neither an offer to buy, sell or exchange nor the solicitation of an offer to buy, sell or exchange any securities. If the exchange offer is commenced, and there can be no assurances that the exchange offer will be commenced on the terms described in this document or at all, the terms and conditions of the exchange offer will be more fully described in the registration statement to be filed by Elanco with the SEC and a Schedule TO to be filed by Lilly with the SEC. The prospectus, which will be included in the registration statement, will contain important information about Lilly, Elanco, the planned separation of Elanco from Lilly and related matters. Lilly will mail the prospectus to its shareholders. Investors and security holders are urged to read carefully and in its entirety the prospectus and any other relevant documents filed with the SEC by Lilly and Elanco, if and when they become available and before making any investment decision. None of Lilly, Elanco, or any of their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether investors should participate in the exchange offer. Investors will be able to obtain a free copy of the prospectus and other related documents filed with the SEC by Lilly and Elanco at the SEC’s website at www.sec.gov. Those documents may also be obtained for free, as applicable, from Lilly at www.lilly.com or Elanco at www.elanco.com.